UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Peltz, Nelson
   c/o Triarc Companies, Inc.
   280 Park Avenue, 41st Floor
   New York, NY  10017
   USA
2. Issuer Name and Ticker or Trading Symbol
   National Propane Partners, L.P.
   NPL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   May 31, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Director of Managing General Partner of Issuer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Units Representing L|12/30/|G   | |10(1)             |(A)|$20.25     |                   |(I)   |by minor child             |
imited Partner Interest    |96    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Units Representing L|3/13/9|G   | |5(1)              |(A)|$20.00     |                   |(I)   |by minor child             |
imited Partner Interest    |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Units Representing L|9/24/9|G   | |5(1)              |(A)|$21.56     |                   |(I)   |by minor child             |
imited Partner Interest    |7     |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Units Representing L|3/3/98|G   | |5(1)              |(A)|$20.75     |                   |(I)   |by minor child             |
imited Partner Interest    |      |    | |                  |   |           |                   |      |                           |
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Common Units Representing L|12/15/|G   | |15(1)             |(A)|$5.375     |1,250(1)           |(I)   |by minor child             |
imited Partner Interest    |98    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Units Representing L|5/7/99|S   | |1,250(2)          |(D)|$12.00     |0                  |      |                           |
imited Partner Interest    |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) The units were received as gifts by minor children of the reporting person. The reporting person disclaims beneficial ownership of these units, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such units for purposes of Section 16 or for any other purpose.
(2)The units were owned by minor children of the reporting person. The reporting person disclaimed beneficial ownership of these units, and this report shall not be deemed an admission that the reporting person was the beneficial owner of such units for purposes of Section 16 or for any other purpose.
SIGNATURE OF REPORTING PERSON
NELSON PELTZ
DATE
June 8, 1999